MATTEL, INC.

August 16, 2018

Confidential Treatment Requested by Mattel, Inc.
Pursuant to 17 C.F.R. § 200.83
For Portions of This Letter Described Below

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Heather Clark

Re:	Mattel, Inc. (the “Company” or “Mattel”)
Form 10-K for Fiscal Year Ended December 31, 2017
Form 10-Q for the Quarter Ended March 31, 2018
Form 8-K furnished April 27, 2018
File No. 001-05647

Dear Ms. Clark:

We received and have carefully reviewed the comments provided by the staff (“Staff”) of the Securities and Exchange Commission in its comment letter dated July 19, 2018 (“Comment Letter”), with respect to the Company’s Form 10‑K for the year ended December 31, 2017, Form 10‑Q for the quarter ended March 31, 2018, and Form 8‑K furnished April 27, 2018. The following is our response to the Comment Letter. We have organized our response so that it appears in the format used in the Comment Letter. For your convenience, we have repeated the Staff’s comment exactly as given in the Comment Letter and set forth our response below such comment.

Pursuant to 17 C.F.R. § 200.83, we are requesting confidential treatment for portions of our response below reflecting information that we have provided supplementally. We request that these portions, as indicated by “[***]”, be maintained in confidence, not be made part of any public record and not be disclosed to any person, as they contain confidential information, disclosure of which would cause the Company competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to the undersigned.

********************

MATTEL, INC.

Form 10-K for the year ended December 31, 2017
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
2017 Compared to 2016, page 26

1.
Comment: We refer to your discussion of the changes in sales from 2016 to 2017 by Brand and Segment beginning on page 27. We note that decreases in sales are explained by “lower sales of Other Girls, Construction and Arts & Crafts, American Girl, and Fisher-Price Friends products, partially offset by higher sales of Entertainment products.” In this regard, you explain the decrease in sales by stating that sales in certain brands or segments also decreased, but you do not explain the reasons for the change. Please revise to provide a more robust discussion of the reasons for the changes in sales such as whether outside trends or factors (e.g. children's movies releases) were a cause of the resulting change in your revenues. To the extent applicable, your discussion of changes in expenses should be similarly revised given we note a discussion of increased royalty expenses on page 28 without a discussion of why the royalties increased.

Response: In response to the Staff’s comment, Mattel will enhance its disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in its future periodic filings, related to the reasons for the changes in sales, in instances when the underlying reasons for such changes can be identified and are material.

The hit‑driven nature of the toy industry makes sales of certain brands more popular than others at different times, and it is not always possible to identify outside trends or factors, such as a movie release, that are the material drivers contributing to the change in sales, other than changing consumer demand.

Mattel will also enhance its disclosure related to the reasons for changes in expenses, in instances when the underlying reasons for such changes can be identified and are material.

Financial Statements
Notes to Consolidated Financial Statements
Note 10 - Fair Value Measurements, page 88

2.
Comment: We note from page 89 that you performed fair value measurement of assets on a non-recurring basis during 2017. Please revise to provide the fair values of the relevant assets in a tabular format as required by ASC 820-10-50-8.

Response: In response to the Staff's comment, Mattel respectfully advises the Staff that Mattel considered the tabular disclosure required by ASC 820-10-50-8 and determined assets measured on a non-recurring basis were not qualitatively or quantitatively material. Mattel fully impaired certain intangible assets and tools, dies and molds for which there was no remaining attributable value. Impaired leasehold improvements had a remaining attributable value of less than $10 million. Mattel will continue to assess the disclosure requirements of ASC 820-10-50-8 in the future for assets and liabilities that are measured at fair value on a non-recurring basis and will provide additional disclosures should such balances become material.

MATTEL, INC.

Form 10-Q for the Quarter Ended March 31, 2018
Financial Statements
Notes to Consolidated Financial Statements
2. Accounts Receivable, page 8

3.
Comment: We refer to your reversal of sales of $30 million recorded during the first quarter of 2018. In addition, we note from your December 31, 2017 10-K, a prior reversal of sales in the third quarter of 2017. Please explain to us why you believe reversing previously recorded revenue in the first quarter was appropriate. In this regard, considering the uncertainty surrounding the bankruptcy of Toys 'R' Us during 2017, please tell us why you believed the sales recorded during the first quarter of 2018 were initially appropriately recognized, including whether they were considered probable for collection under ASC 606-10-25-1.e. Your response should clearly address the factors that led to the reversals in both periods and your expectations for collection of amounts due from Toy 'R' Us given the liquidations.

Response:
Mattel’s response below also includes its response to Comment #4 since the same factors led to Mattel’s accounting conclusions related to the Toys “R” Us sales reversals and bad debt expense. Mattel respectfully advises the Staff that references to reversed sales describe instances where Mattel reversed revenue for transactions during the same reporting period in which those sales had been initially recognized as revenue. Mattel did not reverse revenue in a subsequent reporting period that had been initially recognized in a prior reporting period. Mattel has structured its response to address each SEC filing to facilitate discussion of the conclusions reached at each period end.

Summary Timeline of Events

Date	Event
Mid-September 2017	Mattel stopped shipping to TRU
September 18-19 2017	TRU Chapter 11 Filing - $140 million authorized by U.S. Bankruptcy Court to pay certain pre-petition claims of trade vendors
September 29, 2017	Mattel-TRU Term Sheet signed
September 30, 2017	End of Third Quarter of 2017
October 2017	Mattel received scheduled term sheet payments from TRU
October 24, 2017	U.S. Bankruptcy Court approved additional $385 million authorized to pay certain pre-petition claims of trade vendors
October 26, 2017	Mattel files Third Quarter of 2017 10-Q
Late October 2017	Mattel resumes shipping to TRU
November - December 2017	Mattel received scheduled payments from TRU
December 31, 2017	End of Fourth Quarter of 2017
February 27, 2018	Mattel files 2017 Form 10-K
January - Early March	Mattel received scheduled payments from TRU
March 15, 2018	TRU announced U.S. liquidation and pursuit of other options for international entities
March 31, 2018	End of First Quarter of 2018
April 26, 2018	Mattel files First Quarter of 2018 10-Q

MATTEL, INC.

On September 18, 2017, Toys “R” Us, Inc, certain of its U.S. subsidiaries, and its Canadian subsidiary (“TRU”) voluntarily filed for relief under Chapter 11 of the U.S. Bankruptcy Code and the Companies’ Creditors Arrangement Act (“CCAA”) in Canada (together, the “TRU Bankruptcy Filing”), by which point, Mattel had halted all further shipments to TRU on a global basis. Locations outside of the U.S. and Canada were excluded from the bankruptcy filing in September 2017. Subsequently, TRU publicly announced that it received a commitment of over $3.0 billion in debtor-in-possession (“DIP”) financing from various lenders to support its ongoing operations. The DIP credit facilities were subject to certain covenants including cash flow and minimum liquidity covenants.

On September 19, 2017, the U.S. Bankruptcy Court overseeing TRU’s bankruptcy case entered interim “first-day orders” granting TRU discretion to pay up to $140 million to its vendors for administrative expense claims and to critical vendors for pre-petition debt. Mattel was identified as a critical vendor. On September 29, 2017, Mattel and TRU executed an agreement (the “TRU Term Sheet”), setting forth the terms, amounts, and timing of payments TRU would make to Mattel for pre-petition accounts receivable and new shipments post-petition. On October 24, 2017, the U.S. Bankruptcy Court approved on a final basis $385 million in additional funding for payment of pre-petition vendor debt, for a total of $525 million of approved funding for pre-petition debt.

On February 28, 2018, TRU United Kingdom (“U.K.”) filed for Administration and began a wind down and liquidation of its U.K. stores.

On March 15, 2018, TRU announced that it had filed a motion in the U.S. Bankruptcy Court to conduct a wind down of its U.S. business and liquidation of inventory in all its U.S. stores. TRU also announced that it was pursuing a going concern reorganization and a sale process for its Canadian and international operations in Asia and Central Europe, including Germany, Austria and Switzerland. TRU’s international operations in Australia, France, Poland, Portugal and Spain were still considering options in light of this announcement, including potential sale processes in their respective markets.

Mattel Assessment of Revenue Recognition, and Accounting

Third Quarter of 2017 Form 10-Q filed on October 26, 2017

In accordance with SEC Staff Accounting Bulletin (“SAB”) Topic 13: Revenue Recognition, revenue should be recognized when it is realized or realizable and earned. Revenue generally is realized or realizable and earned when all the following criteria are met (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller’s price to the buyer is fixed or determinable, and (iv) collectibility is reasonably assured.

Pre-TRU Bankruptcy Filing

Mattel recorded TRU accounts receivable and associated revenue for transactions that occurred prior to the TRU Bankruptcy Filing as Mattel concluded that the revenue recognition criteria had been met. Mattel concluded collectibility was reasonably assured for transactions that occurred prior to the TRU’s Bankruptcy Filing, based on its monitoring of TRU’s financial condition, which included:

•	Monitoring cash collections from TRU which had been received timely in accordance with terms;

•	Reviewing market indicators such as credit default swaps, put pricing, and bond pricing, including any trends indicating a deterioration in TRU’s financial condition;

•	Monitoring TRU financial condition through review of its latest available financial information which suggested it would have adequate liquidity to cover outstanding vendor payments; and

•	Reviewing a credit insurance scorecard which showed financial health / exposure for customers by market.

MATTEL, INC.

Post-TRU Bankruptcy Filing

At the time of TRU’s Bankruptcy Filing in September 2017, Mattel had outstanding receivables in the U.S. and Canada of approximately [***].

Upon TRU’s Bankruptcy Filing, management reassessed the collectibility of existing accounts receivable balances and whether transactions related to TRU sales in the third quarter of 2017 had met the criteria in SAB Topic 13 for recognition of revenue, namely whether collectibility was reasonably assured. In connection with the execution of the TRU Term Sheet on September 29, 2017, Mattel reversed third quarter of 2017 gross sales and associated accounts receivable of approximately $47 million, which reduced Mattel’s outstanding TRU accounts receivable at September 30, 2017 to the amount expected to be collected pursuant to the signed TRU Term Sheet. As a result of management’s reassessment, certain accounts receivable balances were written off as a reduction to revenue (rather than as bad debt expense) during the same quarter in which those sales had originally been accounted for as revenue (i.e., bad debt expense was not recognized related to sales during the reporting period). This accounting treatment is consistent with interpretative guidance provided by PwC in its Accounting and Reporting Manual, which indicates that, in general, bad debt expense should not be recognized in the same period revenue is recognized from the same customer.

Mattel concluded that the revenue recognition criterion of being realizable and earned was met for the remaining TRU revenue (after reversal of $47 million of gross sales), at the time that it filed its third quarter of 2017 Form 10-Q, as evidenced by:

(i)	The TRU Term Sheet was signed;

(ii)	The delivery of the product had occurred;

(iii)	The sales price was determinable; and

(iv)	Collectibility was reasonably assured as described below.

Mattel concluded that the revenue recognition criterion of collectibility being reasonably assured was met as (i) TRU had the ability and authority to enter into and execute agreements with its vendors utilizing the pool of funds approved and authorized by the U.S. Bankruptcy Court, including the TRU Term Sheet and (ii) TRU had sufficient access to sources of liquidity (which included its DIP credit facilities). In addition, Mattel’s receipt of the first two scheduled payments from TRU in accordance with the TRU Term Sheet prior to the filing of the third quarter of 2017 Form 10-Q provided further evidence of collectibility. Further, on October 24, 2017, $385 million of additional funds were approved by the U.S. Bankruptcy Court which was determined to be a Type I subsequent event.

2017 Form 10-K filed on February 27, 2018

Mattel resumed shipping to TRU in the fourth quarter of 2017 and TRU continued to remit timely payments to Mattel for both pre-petition accounts receivable in accordance with the TRU Term Sheet and post-petition accounts receivable in accordance with agreed upon invoice terms.

MATTEL, INC.

Mattel believed that the recognition of TRU revenue in the fourth quarter of 2017 continued to satisfy the four revenue recognition criteria in SAB Topic 13 and, in particular, that collectibility was reasonably assured at the time revenue was recognized. This assessment was based on the following:

•	Mattel collected all but approximately [***] of its pre-petition TRU accounts receivable (which was not due until after February 2018) prior to the filing of its Form 10-K at the end of February 2018.

•
Mattel’s review of publicly available and filed TRU information in the bankruptcy case and its SEC filings as well as certain TRU information received in its capacity as a member of the Official Unsecured Creditors Committee (“UCC”) to ascertain whether TRU was in compliance with covenants for its DIP credit facilities and from which it was able to review:

◦
TRU’s financial information including certain actual and forecasted income statement and cash flow data, which suggested it would have adequate liquidity to cover outstanding vendor payments and was forecasted to remain in compliance with its financial covenants, and

◦	TRU’s notification to the UCC’s financial advisor confirming its compliance with covenants within its DIP credit facilities through January 2018.

•	A TRU spokesperson’s public statement to the media regarding its covenant compliance through February 21, 2018.

•
The absence of any motions made in TRU’s bankruptcy case by any vendor or other party to compel payment from TRU due to lack of payments, or from any lender indicating that TRU had not complied with a financial covenant.

Accordingly, Mattel believed that TRU continued to have adequate liquidity to continue to pay its vendors in normal course and TRU continued to remit timely payments to Mattel through the filing of Mattel’s Form 10-K. Mattel also continued to perform TRU credit monitoring controls, including (i) review and revision of credit limits for TRU as required, (ii) review of the aging of TRU accounts receivable, (iii) weekly review of an aged open TRU invoice report to monitor cash collections, and (iv) monitoring TRU financial condition through review of TRU’s latest available financial information.

First Quarter of 2018 Form 10-Q filed on April 26, 2018

Effective January 1, 2018, Mattel adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers. The objective of the collectibility threshold in ASC 606 is to determine whether a substantive contract exists between the company and its customer, which includes an evaluation of the customer’s ability and intent to pay substantially all of the consideration in exchange for goods transferred to the customer. Mattel concluded that TRU had the intent and ability to pay and that a valid contract existed between Mattel and TRU in which to record revenue for transactions occurring during the first quarter of 2018.

MATTEL, INC.

Mattel continued to ship product to TRU in the first quarter of 2018 and assess TRU’s ability to pay based upon information received from TRU and the collections of TRU accounts receivable. Prior to March 2, 2018, the UCC, its advisors and Mattel were not aware of any non-compliance with the covenants in the DIP credit facilities, and were actively working with TRU on a business plan for TRU’s reorganization efforts for TRU to continue operating as a going concern, and to effectuate a TRU Plan of Reorganization. On March 2, 2018, the UCC and its advisors received its first notification that TRU was negotiating a waiver with its secured lenders for not delivering a revised budget by the end of January, and in that context was considering whether or not TRU had to liquidate its U.S. retail business operations. The fact that TRU had not delivered the required budget had not been previously disclosed to the UCC, nor was it publicly disclosed. Subsequent to this notification, reorganization discussions and negotiations between TRU, the lenders, and the UCC, including its advisors were ongoing. Mattel continued to receive timely worldwide payments from TRU in accordance with its agreed upon invoice terms, including payments made in early March, until shortly before TRU’s March 15, 2018 filing. On this date, TRU announced the liquidation of all its stores in the United States (the “U.S. Liquidation”) and that it would seek other options for its international locations.

Until TRU announced its U.S. Liquidation, there continued to be no motions made in TRU’s bankruptcy case to compel payments from TRU due to delinquency and no public notification of a breach of covenants within its DIP credit facilities. Further, Mattel had received cash collections of more than [***] on TRU accounts receivable globally subsequent to its U.S. Bankruptcy Filing in September 2017 through the U.S. Liquidation date in March 2018, which supported Mattel’s assertion that the revenue was realizable and earned (under SEC guidance prior to the adoption of ASC 606 on January 1, 2018) and probable of collection (under ASC 606) based on the facts available to Mattel at the time of sale.

Concurrent with the announcement of TRU’s U.S. Liquidation, TRU pursued a “going concern” reorganization and a sale process to find buyers that would continue to run its Canadian business and operations in Asia and Central Europe, including Germany, Austria and Switzerland. In Mattel’s first quarter of 2018 Form 10-Q, Mattel disclosed that, as a result of the TRU U.S. Liquidation, Mattel wrote off approximately $87 million of TRU accounts receivable, approximately $30 million was recorded as a reversal of sales which occurred during the first quarter of 2018 (i.e., sales were reversed within the same quarter in which those sales were originally recognized), and approximately $57 million as bad debt expense related to outstanding TRU accounts receivable, primarily for the U.S., as of December 31, 2017. Mattel consistently applied the accounting treatment and interpretative guidance followed in the third quarter of 2017, which indicated that bad debt expense should not be recorded in the same period for which revenue is recognized from the same customer. Mattel believes this interpretive guidance is not inconsistent with the principles in ASC 606, which requires a reassessment of the contract when significant changes in facts and circumstances occur, such as a significant deterioration in a customer’s financial condition. As such, substantially all outstanding U.S. TRU receivables and revenue arising from sales within the current reporting period were reversed as they were no longer considered probable of collection. Additionally, any outstanding receivables from previous reporting periods that were considered uncollectible were written off to bad debt expense. Mattel believed that its initial recognition of revenue for sales in the first quarter of 2018 was appropriate since TRU sales met the revenue recognition principles through the date of the U.S. Liquidation in March 2018.

In assessing whether outstanding TRU accounts receivable as of March 31, 2018 were collectible and whether they should be written off, Mattel evaluated the facts and circumstances for TRU in each country. The majority of the TRU sales reversal and bad debt expense in the first quarter of 2018 was in the U.S. as a result of the U.S. Liquidation, with the remaining amounts primarily in Canada and Europe.

MATTEL, INC.

Canada
Payment of Mattel’s TRU Canada accounts receivable were subject to approval by the Canadian bankruptcy courts and, since TRU Canada had not yet found a buyer prior to the filing of Mattel’s first quarter of 2018 Form 10-Q, all pre-petition TRU Canada accounts receivable were written off. Prior to filing Mattel’s first quarter of 2018 Form 10-Q, [***].

Europe
In Europe, Mattel wrote-off certain outstanding TRU accounts receivable primarily as a result of TRU U.K. filing for administration on February 28, 2018 (which was subsequent to the filing of Mattel’s Form 10-K). TRU U.K. accounts receivable (which were not material) were written off primarily as bad debt expense, since most of the receivables related to sales made prior to December 31, 2017.

Mattel believes that the remaining TRU accounts receivable as of March 31, 2018 is probable of collection. In April 2018, Toys “R” Us in Germany, Austria, and Switzerland was sold to Smyths Toys and Mattel continues to receive payments in those markets on outstanding TRU accounts receivable outstanding as of March 31, 2018.

Events Subsequent to March 31, 2018
In May 2018, TRU Canada was sold to Fairfax Financial Holdings and the Canadian bankruptcy courts approved additional payments to be made to Mattel related to pre-petition TRU Canada accounts receivable.

In July 2018, TRU U.S. reached a settlement with certain of its secured lenders and other creditors (including Mattel) under which vendors and other administrative (post-petition) creditors (including Mattel) will receive a distribution on account of administrative expense claims they filed in TRU’s bankruptcy case. The U.S. Bankruptcy Court presiding over TRU’s bankruptcy case approved this settlement on August 7, 2018. Mattel, which asserted an administrative proof of claim in TRU’s bankruptcy case, expects that it will receive additional payments (as a distribution on its administrative expense claim) as part of such settlement. However, any recovery on Mattel’s U.S. TRU accounts receivable will be dependent on (i) the amount of administrative expense claims that are ultimately “allowed” in TRU’s bankruptcy case, (ii) the amount of proceeds that are ultimately available to repay creditors (some of which amounts, under the settlement, are contingent upon the monetization of certain assets), and (iii) the amount in which the U.S. Bankruptcy Court “allows” Mattel’s administrative proof of claim. Finally, in its second quarter of 2018 Form 10-Q, Mattel disclosed that it recovered approximately $7 million of TRU accounts receivable which had been previously written off. Mattel will continue to assess the recoverability of TRU accounts receivable, if events or circumstances indicate that the recovery of such receivables is not probable.

4.
Comment: In a related matter, we note the bad debt expense of $57 million recorded during the first quarter of 2018. Please explain to us why you believe this amount was collectible as of December 31, 2017 and describe the factors that led you to believe that accounts receivable were no longer collectible subsequent to year end. As part of your response, please clarify your process for revenue recognition during 2017 considering the Toys 'R' Us bankruptcy and your reversal of sales related to the bankruptcy during the third quarter of 2017. Your response should also address how you considered whether collectibility was reasonably assured under SAB Topic 13 when you recognized the related revenue as of December 31, 2017. We may have further comment upon receipt of your response.

Response:
Please refer to the response to Comment #3 above.

MATTEL, INC.

Financial Statements
Notes to Consolidated Financial Statements
Note 15 - Revenue Recognition and Sales Adjustments, page 18

5.
Comment: We note your disclosure that you enter into symbolic and functional licensing arrangements, whereby the licensee pays Mattel royalties based on sales of licensed product, and in certain cases are subject to minimum guaranteed amounts. If material, please tell us, and revise to disclose how you recognize revenue for both functional and symbolic licensing arrangements. Your response and revised disclosure should also explain when you recognize both royalties and any minimum guarantee. See guidance in ASC 606-10-55-58 and 65. Also see disclosure guidance in ASC 606-10-50-12 and 17.

Response: In response to the Staff's comment, Mattel respectfully advises the Staff that the amount of revenue for both functional and symbolic licensing arrangements is not material and represents less than 5% of total net sales. In addition, functional licensing arrangements are a small portion of total licensing revenue. However, in future filings, Mattel will modify its disclosure to include how Mattel recognizes revenue for both functional and symbolic licensing arrangements, which will include when Mattel recognizes both royalties and any minimum guarantee. The following is an example of the revised disclosure that will be included in our Notes to Consolidated Financial Statements:

Revenue recognition from the sale of finished goods to customers, which represents substantially all of Mattel's revenues, was not impacted by the adoption of the new revenue standard.

Mattel also enters into symbolic and functional licensing arrangements, whereby the licensee pays Mattel royalties based on sales of licensed product, and, in certain cases, are subject to minimum guaranteed amounts. The timing of revenue recognition for certain of these licensing arrangements with minimum guarantees changed under the new revenue standard, which under the new revenue standard is based on the determination of whether the license of intellectual property ("IP") is symbolic, which includes the license of Mattel’s brands, or functional, which includes the license of Mattel’s completed television or streaming content.

Revenues from symbolic licenses of IP are recognized based on actual sales when Mattel expects royalties to exceed the minimum guarantee. For symbolic licensing arrangements in which Mattel does not expect royalties to exceed the minimum guarantee, an estimate of the royalties expected to be recouped is recognized on a straight-line basis over the license term.

Revenues from functional licenses of IP are recognized once the license period has commenced and the licensee has the ability to use the delivered content.

6.
Comment: We note that you enter into arrangements with customers to provide sales incentives, support customer promotions, and provide allowances for returns and defective merchandise. If material, please tell us, and revise to disclose how you account for returns, if different from other variable consideration. For example, please tell us and revise to disclose if you record a refund liability and asset for the right to recover goods from the customer at the time of sale. See guidance in ASC 606-10-32-10 and 606-10-55-2

Response: In response to the Staff's comment, Mattel respectfully advises the Staff that the requisite disclosures for return merchandise were considered, but that Mattel's allowance for returns were not considered qualitatively or quantitatively material for further disclosure. Mattel's allowance for returns represented less than 0.5% of total assets as of March 31, 2018 and December, 31, 2017. Mattel will continue to assess return levels and will provide additional disclosure if material.

MATTEL, INC.

Form 8-K furnished April 26, 2018
Exhibit 99.1
Exhibit VII, page 1

7.
Comment: We note that your earnings release discloses the non-GAAP measures Net Sales As Adjusted, Gross Profit As Adjusted, Operating Loss As Adjusted, Net Loss per Common Share As Adjusted, Adjusted EBITDA, and Gross Sales As Adjusted, which add back the revenue that was previously reversed and/or bad debt expense related to Toys R Us. Please tell us why you believe these adjustments are appropriate given that you determined that the receipt of such sales was uncollectible and not appropriately recognized as revenue, and it appears you will no longer have sales to Toys 'R' Us in the future given its liquidation. In this regard, the non-GAAP measures for which you have added back the reversed sales from Toys 'R' Us appear to create non-GAAP measures that are not consistent with the guidance in Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G. Please explain or revise to remove these Non-GAAP measures.

Response: In response to the Staff’s comment, Mattel respectfully advises the Staff that the guidance provided in Question 100.04 is directed at non-GAAP performance measures which utilize “individually tailored revenue recognition and measurement methods.” In contrast, the non-GAAP adjustment presented for the Toys “R” Us net sales reversal was not intended to address the timing of revenue recognition or to indicate that sales from Toys “R” Us would be recognized in future periods. The net sales reversal adjustment: (1) presents useful information to investors on the impact of the Toys “R” Us bankruptcy and liquidation on net sales, gross profit and gross margin and (2) facilitates period- over- period comparisons by which investors can measure Mattel’s performance. Mattel revised and expanded its discussion on Toys “R” Us non-GAAP adjustments in its second quarter of 2018 earnings release to more clearly delineate its intent as follows:

Prior to its bankruptcy and liquidation in the first quarter of 2018, Toys “R” Us was Mattel’s second largest customer. As a result of the Toys "R" Us bankruptcy and liquidation, Mattel reversed net sales for the estimated uncollectible portion of its outstanding receivables originating from first quarter of 2018 sales and separately recorded bad debt expense for the estimated uncollectible portion of its outstanding receivables prior to the first quarter of 2018, net of subsequent recoveries. As such, for the first quarter of 2018, gross profit, as reported, operating income (loss), as reported, earnings (loss) per share, as reported, and EBITDA include the cost of sales for the inventory sold to Toys "R" Us but excludes the corresponding net sales. Other selling and administrative expenses, as reported, operating income (loss), as reported, earnings (loss) per share, as reported, and EBITDA also include bad debt expense, net of recoveries from the Toys “R” Us bankruptcy and liquidation. Mattel believes the presentation of gross profit, as reported, other selling and administrative expense, as reported, operating income (loss), as reported, earnings (loss) per share, as reported, and EBITDA excluding the Toys “R” Us sales reversal and bad debt expense, net is helpful to investors because it improves the comparability of our profit and margin measures, allowing investors to evaluate our performance and compare it to prior and future periods. Adjustments related to the Toys "R" Us bankruptcy and liquidation are reflected in the first quarter of 2018, but are only reflected in subsequent quarters to the extent necessary to revise prior adjustments. These adjustments are intended to improve comparability for investors and do not attempt to show what Mattel’s future net sales or other operating results would be without the loss of Toys “R” Us.

MATTEL, INC.

Please feel free to call the undersigned at (310) 252-3611 or Brian Lane of Gibson, Dunn & Crutcher LLP at (202) 887‑3646 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Joseph J. Euteneuer

Joseph J. Euteneuer
Chief Financial Officer

cc:	Claire Erlanger, Staff Accountant, Division of Corporation Finance
Joseph J. Euteneuer, Chief Financial Officer, Mattel, Inc.
Robert Normile, Executive Vice President, Chief Legal Officer & Secretary, Mattel, Inc.
Brian Lane, Partner, Gibson, Dunn & Crutcher LLP